UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 25, 2006

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

—                                  KPN appeals judgement Hague District Court

Press release

Date
25 July 2006

Number
KPN appeals judgement Hague District Court	054pe

KPN is to appeal the judgement of Hague District Court. The president of the court has partly declared KPN’s claims inadmissible and has rejected KPN’s other claims.

In the summary injunction proceedings, KPN had claimed that the State should forthwith cease unequal regulatory treatment between the cable operators and the telecom operators. Both cable and telecom offer television, internet and telephony services. Whilst the telecom sector is subject to stringent regulation, the cable sector is hardly regulated.

KPN had no option but to start summary injunction proceedings against the State, because the multiple administrative proceedings with NMa, OPTA and the administrative courts do not offer an opportunity to submit the inequality issue to one single Court.

KPN remains of the view that the unequal treatment exists and will again try to prove this in appeal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: July 26, 2006	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel